UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, the Registrant’s VIE entity Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) was wholly owned by our director Zhengyu Wang. On September 18, 2016, Zhengyu Wang, Nongyuan Network and the Registrant’s wholly-owned subsidiary Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”) signed a series of contractual agreements. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements obligated Suyuan Agriculture to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive a majority of their residual returns. In essence, Suyuan Agriculture and the Registrant had gained effective control over Nongyuan Network.

Our director Zhengyu Wang and his wife, our CEO, Yefang Zhang own Forasen Group Co., Ltd. (“Forasen Group”), and its subsidiaries and some other companies. According to the Registrant’s PRC counsel, with the expansion of Forasen Group’s business scope and scale, the Registrant, as a related party, needs a clearer division of interests and risk isolation to the other entities controlled by Zhengyu Wang. In case of debt dispute or lawsuit, once the equity under his name was involved or enforced, it is possible that this risk may transmit to the Registrant through its VIE entity. Therefore, the Registrant and Zhengyu Wang decided to take precautions. Accordingly, on December 4, 2019, Zhengyu Wang transferred his 100% shares of Nongyuan Network to his adult daughter Xinyang Wang. As a result, Xinyang Wang holds 100% shares of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements with Nongyuan Network and Suyuan Agriculture (the “Xinyang Wang VIE Agreements”).

On May 15, 2020, to clarify the legal effect of the Original VIE Agreements and to sustain the effective control over Nongyuan Network by the Registrant, the following agreements were signed with the effective date of December 10, 2019:

(1) Zhengyu Wang, Nongyuan Network and Suyuan Agriculture signed a termination agreement to confirm that the Original VIE Agreements have been terminated because Zhengyu Wang is no longer the shareholder of Nongyuan Network;

(2) Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Suyuan Agriculture signed a joint statement to confirm that the board of directors of the Registration has the ultimate authority over the matters of the VIE entity Nongyuan Network.

The board of directors of the Registrant approved and ratified these VIE adjustments. The Registrant does not expect any negative impact of these VIE adjustments on its operation. Xinyang Wang VIE Agreements enable Suyuan Agriculture and the Registrant to keep the effective control over Nongyuan Network. A copy of the relevant agreements are attached hereto and are incorporated herein by reference.

Exhibits:

10.1	Translation of Exclusive Management Consulting and Technology Agreement between Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.

10.2	Translation of Equity Pledge Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.

10.3	Translation of Exclusive Call Option Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.

10.4	Translation of Proxy Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.

10.5	Translation of Power of Attorney between Xinyang Wang and Zhengyu Wang dated December 10, 2019.

10.6	Translation of Termination Agreement among Zhengyu Wang, Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.

10.7	Translation of Joint Statement among Zhengyu Wang, Dehong Zhang, Xinyang Wang, Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: May 20, 2020